REINFORCING THE NEED FOR NEW, QUALIFIED AND INDEPENDENT DIRECTORS AT SPARTANNASH

Rebuttal to SpartanNash Company's May 16th Investor Presentation

 Macellum CAPITAL MANAGEMENT   ANCORA®

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Macellum Home Fund, LP, Ancora Holdings Group, LLC and the other participants named in this proxy solicitation (collectively, the "Investor Group") and are based on publicly available information with respect to SpartanNash Company (the "Company"). The Investor Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Investor Group's conclusions. The Investor Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Investor Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Investor Group herein are based on assumptions that the Investor Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the Investor Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Investor Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Investor Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Investor Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Investor Group. Although the Investor Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Investor Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

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ENTRENCHED AND REACTIVE LONG-TENURED DIRECTORS NEED TO BE REPLACED TO CREATE VALUE

Three long-tenured directors, Mr. Hacker, Mr. Voss and Ms. Atkins, with an average of 19 years on the Board, still serve in critical leadership roles and have overseen:

- Value destroying acquisitions, including the initial combination of Spartan Stores and Nash Finch that, 7 years later, has still not achieved the initial targeted results

- Strategic transaction that dilutes shareholders by 15%

- Significant medium- and long-term stock underperformance

- Materially lower operating performance vs. peers[1]

- Failed succession plans that have overseen 4 CEO changes in 5 years and 80% turnover of the management team. A particularly unsettling proposition for a Board and CEO without relevant industry expertise

These directors are desperately trying to recreate their narrative of failure and retain control by:

- Embarking on a reactionary self-refresh that failed to add any grocery or food distribution expertise

- Creating the Company's first ever 3-year plan in reaction to our criticism which was coincidentally released in conjunction with their ISS presentation and lacks supporting detail

- Refusing to form a strategic alternatives committee to explore credible reports of interest

- Creating a new peer group[1] to put their significant under performance in a slightly better light

Source: Company SEC Filings, Bloomberg LP.
1: Performance Peer Group as per SpartanNash's 05/16/2022 Investor Presentation includes: ACI, KR, IMKTA, WMK, SFM, & UNFI

Macellum Advisors GP, LLC

SPARTANNASH'S ENTRENCHED BOARD CONTINUES TO TRY TO MISLEAD SHAREHOLDERS

➢ SpartanNash's May 16th investor presentation is littered with **false and misleading statements.** In the presentation, the Company:

- o Continues to point to short-term stock performance from a low starting point induced by its own failures. Over other time frames, such as 3- and 5-years, SpartanNash has materially underperformed

- o Creates a new peer group that includes stocks that have underperformed SpartanNash and leaves out stocks from its own proxy peer group that have outperformed the Company

- o Claims to have hired a "highly accomplished new management team." In reality, neither the CEO nor the CFO have any grocery or food distribution experience. In fact, in their prior respective roles at Borden Dairy, that company was forced to file for bankruptcy and saw its earnings decline from a loss of $(2.6) million to a loss of $(81) million despite increasing revenues

➢ Despite leadership's bold promises and predictions, the analyst community continues to remain skeptical of SpartanNash's current strategy and direction. As recently as May 6, 2022:

- • There were seven Holds and one Buy

- • The one Buy had a **price target of $28**, which **is 13% below the Company's stock price**

- • The **average price target is $26.60**, which is **17% below the Company's stock price**

- • Recent increases to the Company stock price came *after* the reactive, ineffective attempt to refresh the Board and in response to our campaign. Without our involvement, the incumbent and entrenched Board would have reverted to their old ways, likely pushing the stock far below analyst predictions

➢ Macellum has repeatedly attempted to constructively engage in settlement talks, including as recently as this week. However, in response to our reasonable proposal of adding two nominees with one long-tenured director stepping down, Chairman Douglas Hacker **flatly rejected our offer without conferring with the Board, and said he had no interest in continuing the conversation and added that we should not expect to hear back from him again**

Source: Company SEC Filings, Bloomberg LP as of 05/16/2022.
Macellum Advisors GP, LLC

SPARTANNASH HAS MISREPRESENTED THE INVESTOR GROUP'S PERFORMANCE

> **WE HAVE A STRONG RECORD OF HELPING CREATE LONG-TERM SHAREHOLDER VALUE AT LAGGING CONSUMER COMPANIES, INCLUDING AT SPARTANNASH. SINCE OUR ENGAGEMENT, SPARTANNASH STOCK HAS OUTPERFORMED THE S&P RETAIL INDEX BY OVER 25 PERCENTAGE POINTS[1]**

× **MYTH**: "Macellum's Director Appointees Have Destroyed Shareholder Value"

× **MYTH**: "Macellum directors have led to declines in shareholder value and negative TSRs in past investments"

✓ **THE REALITY**: Big Lots and Citi Trends have all seen a material increase in value since Macellum nominees or Mr. Duskin joined the boards of each company

✓ **THE REALITY**: SpartanNash is misleading investors by attempting to cherry pick irrelevant time frames.

✓ **THE REALITY**: Since Macellum began our engagement, **Big Lots' earnings increased over 100%** up to the point when the Macellum representative resigned. Further, Big Lots' earnings are still up 48% after Macellum's departure.

✓ **THE REALITY**: Since Macellum began our engagement, **Citi Trends' earnings increased 659%**

✓ **THE REALITY:** Total TSR during Macellum's tenure for both Citi Trends and Big Lots was **106%**[2] and **135%**[3], respectively

Source: Company SEC Filings, Bloomberg LP. Data as of 05/16/2022. TSR is based on a fixed dividend reinvestment rate of 0. 3793%.
1: TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 03/17/22 to 05/16/22
2: TSR Data from Bloomberg LP– 2: Total shareholder return reflects the period from 5/24/17 to 3/17/22
3: TSR Data from Bloomberg LP– 3: Total shareholder return reflects the period from 4/23/20 to 10/01/20.

THE BOARD HAS PRESIDED OVER UNDERPERFORMANCE VS. MOST RELEVANT FOOD DISTRIBUTION AND RETAIL PEERS OVER 3- AND 5-YEAR TIME HORIZONS

➤ The Board's most recent attempt to **reshape SpartanNash's peer groups includes adding a 'performance peer group,' which adds companies with lower short-term stock performance compared to its proxy peer group. We believe this is the latest attempt by the Board to mislead investors about the Company's true underperformance**

➤ In reality, SpartanNash's performance over the last three years is **significantly below its closest peers, UNFI, IMKTA & WMK**



Source: Bloomberg LP. Data as of 03/17/2022. TSR is based on a fixed dividend reinvestment rate of 0. 3793%.
1: Performance Peer Group as per SpartanNash's 05/16/2022 Investor Presentation includes: ACI, KR, IMKTA, WMK, SFM, & UNFI
2: Proxy Peer Group includes: BJ, IMKTA, WMK, ANDE, PFGC, UNFI, OMI, PDCO, SNDR, MRC, UNVR, VRTV, and WCC

SPARTANNASH'S STOCK HAS ALSO UNDERPERFORMED SIGNIFICANTLY DURING CEO TONY SARSAM'S TENURE

TSR STARTING AT THE HIRING OF TONY SARSAM

(09/14/2020 – 03/17/2022)



Source: Bloomberg LP. Data as of 03/17/2022. TSR is based on a fixed dividend reinvestment rate of 0. 3793%.
1: Performance Peer Group as per SpartanNash's 05/16/2022 Investor Presentation includes: ACI, KR, IMKTA, WMK, SFM, & UNFI
2: Proxy Peer Group includes: BJ, IMKTA, WMK, ANDE, PFGC, UNFI, OMI, PDCO, SNDR, MRC, UNVR, VRTV, and WCC

CONTRARY TO THE BOARD'S CLAIMS, OUR NOMINEES POSSESS THE RIGHT SKILLS & EXPERIENCE TO HELP LEAD THE COMPANY

➤ **SpartanNash falsely claims that John Fleming and Michael Lewis do not have supply chain, logistics, strategic transaction and corporate strategy expertise**

- John Fleming has held several executive roles at Walmart, Inc. (NYSE: WMT) from 2000 to 2010, including serving as Chief Marketing Officer and Chief Merchandising Officer overseeing the grocery business. In addition, he served as Chief Executive Officer of Walmart.com

- Michael Lewis held multiple roles at Walmart Inc. (NYSE: WMT), including Senior Vice President of a Global Merchandising Center with responsibility for food, consumables and OTC products, and President of the Midwest Stores Division. Moreover, he is a former Executive Vice President and President of the Retail Division at Nash Finch (formerly NASDAQ: NAFC) and Vice President of Loblaws Supermarkets, Ltd, a Canadian supermarket chain

	Duskin	Fleming	Lewis	Hacker	Voss	Atkins
Grocery Sector Expertise	☒	☑	☑	☒	☒	☒
Food Distribution Sector Expertise	☒	☑	☑	☒	☒	☒
Supply Chain Experience	☑	☑	☑	☒	☒	☒
Ecommerce Experience	☑	☑	☑	☒	☒	☒
Real Estate Expertise	☑	☑	☑	☒	☒	☒
Corporate Governance Acumen	☑	☑	☑	☒	☑	☑
M&A Expertise	☑	☑	☑	☑	☑	☒
Capital Markets Acumen	☑	☑	☒	☒	☑	☒

☒ Denotes inadequacy   ☑ Denotes skillset

We are seeking to replace **three long-tenured members** of SpartanNash's Board, who have **failed to deliver in their respective key boardroom leadership roles** and who **lack relevant expertise** to serve on the Board

Source: Company SEC Filings; SPTN Proxy Statements, Bloomberg LP, SpartanNash Corporate Governance Webpage.

DESPITE TOUTING ITS Q1 RESULTS, THE REALITY IS THEY ARE WELL BELOW PERFORMANCE PEERS WHO HAVE ALREADY REPORTED

➤ SpartanNash has touted its recent Q1 results, but they still trail the Company's grocery retail performance peers[1] who have reported thus far

➤ Revenues experienced a *decline* since pre-pandemic levels of 4% while grocery retail performance peers saw 11% growth over the same period

➤ EBITDA grew by only 4% since pre-pandemic levels while grocery retail performance peers *grew 23%*

	Revenue Growth % Q1 20 v. Q1 22		EBITDA Growth % Q1 20 v. Q1 22
Albertsons (ACI)	13%	Albertsons (ACI)	42%
Ingles (IMKTA)	20%	Ingles (IMKTA)	35%
Weis Markets (WMK)	12%	Weis Markets (WMK)	19%
Sprouts Farmers Market (SFM)	(0%)	Sprouts Farmers Market (SFM)	(5%)
Grocery Retail Performance Peers Average	**11%**	**Grocery Retail Performance Peers Average**	**23%**
SpartanNash (SPTN) Total Revenue	**(4%)**	**SpartanNash (SPTN) Total EBITDA**	**4%**

Source: Company SEC Filings, Bloomberg LP. All peer data has been calendarized to match the fiscal reporting period of SpartanNash.
Notes: SpartanNash Growth is based on the mid-point of their Q1 2022 pre-released results released on 05/12/2022 versus their historical actuals.
1: Grocery Retail Performance Peers as per SpartanNash's 05/16/2022 Investor Presentation Who Have Reported (ACI, IMKTA, WMK, & SFM)

DESPITE CLAIMING STRONG HISTORICAL OPERATING PERFORMANCE, SPARTANNASH HAS TRAILED ITS PERFORMANCE PEERS IN TERMS OF REVENUE AND EBTIDA GROWTH

➤ In its latest attempt to defend its dismal share price performance, Company created a new "performance peer group" that overstates its relative TSR

➤ The Board neglected to show its significant operating underperformance against its "performance peer group." In reality, SpartanNash's grocery retail and food distribution divisions each meaningfully trail peers in terms of revenue and EBITDA growth. **The Company has the worst revenue and EBITDA growth compared to its newly formed "performance peer group"**

➤ As noted, this trend continued in Q1 of 2022

Revenue Growth %	% Chg. '14-'21
Kroger (KR)	27%
Albertsons (ACI)	22%
Ingles (IMKTA)	29%
Weis Markets (WMK)	52%
Sprouts Farmers Market (SFM)	106%
Grocery Retail Performance Peers	**47%**
SPTN Retail Revenue	**13%**
United Natural Foods (UNFI)	268%
SPTN Food Distribution Revenue	**33%**

EBITDA Growth %	% Chg. '14-'21
Kroger (KR)	36%
Albertsons (ACI)	286%
Ingles (IMKTA)	98%
Weis Markets (WMK)	73%
Sprouts Farmers Market (SFM)	73%
Grocery Retail Performance Peers	**113%**
SPTN Retail Adjusted EBITDA	**12%**
United Natural Foods (UNFI)	168%
SPTN Food Distribution Adjusted EBITDA	**2%**

Source: Company SEC Filings, Bloomberg LP. All peer data has been calendarized to match the fiscal reporting period of SpartanNash.
Notes: Performance Peer Group as per SpartanNash's 05/16/2022 Investor Presentation includes: ACI, KR, IMKTA, WMK, SFM, & UNFI